U. S. Securities and Exchange Commission

                Washington, D.C. 20549


                      Form 12b-25

              NOTIFICATION OF LATE FILING

(Check one) ___ Form 10-K   ___Form 20-F  ___Form 11-K
                _X__ Form 10-Q   ___Form N-SAR

For period ended: October 31, 1997.

(   ) Transition Report on Form 10-K
(   ) Transition Report on Form 20-F
(   ) Transition Report on Form 11-K
(   ) Transition Report on Form 10-Q
(   ) Transition Report on Form N-SAR

For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________

PART I - REGISTRANT INFORMATION

WORLDWIDE INTERNET MARKETING, INC.
___________________________
Name of Registrant
(formerly CHELMSFORD CAPITAL, LTD.)

Colorado                              84-1293163
(State or other jurisdiction of     (I.R.S. Employer
incorporation or organization)        Identification No.)

14 East Main Street
P.O. Box 309

_________________________________________________________
Address of Principal Executive Office (street and number)

Los Gatos, CA 95031
______________________________________
City, State and Zip Code




PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(   ) a.  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(    ) c.  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

    Compilation of Quarterly financial information has not been completed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Gary S. Joiner
_________________
Name

(303) 494-3000
__________________________
Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

               ( X ) Yes
               (   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   (   ) Yes
                   ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


              WORLDWIDE INTERNET MARKETING, INC.
_____________________________________________________________
         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 11, 1997

By: ______________________________________________
      Frederick Neebling, President
    (authorized representative)